Exhibit 99.1

Westport Reports Second Quarter Fiscal 2013 Financial Results

~ Cummins Westport and Weichai Westport Post Record Quarter Revenue; Westport Reiterates Breakeven Target by End of 2014; Updates Revenue Outlook for 2013 ~

VANCOUVER, Aug. 1, 2013 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), the global leader in natural gas engines, today reported financial results for the second quarter ended June 30, 2013 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

Highlights include:

•	Westport revenue, excluding joint ventures' revenues, for the quarter ended June 30, 2013 was $34.9 million compared with $49.1 million for the same period last year. The prior quarter period included $14.1 million of service and other revenue recognized under OEM development agreements, including a one-time license revenue of $8.0 million.
•	Segment revenue for the quarter ended June 30, 2013 was: $25.2 million for Applied Technologies; $8.4 million for On-Road Systems; $1.3 million for Corporate and Technology Investments; $78.0 million for Cummins Westport Inc. (CWI) and $152.5 million for Weichai Westport Inc. (WWI).
•	Westport revenue plus CWI revenue for the quarter ended and six months ended June 30, 2013 was $112.9 million and $187.6 million, respectively, compared with $106.1 million and $194.7 million, respectively, for the same period last year.
•	In the second quarter of 2013, CWI shipped 2,716 units and WWI shipped 12,410 units.
•	For the quarter ended June 30, 2013 Westport reported a net loss of $33.9 million, or $0.61 loss per share, compared with $6.1 million, or $0.11 loss per share, for the same period last year. The increase in net loss is primarily due to a reduction in service and other revenue described above of $12.8 million, or $0.23 per share; increased net investments in product development activities of $5.8 million, or $0.10 per share; and higher selling, general and administrative (SG&A) costs of $5.0 million, or $0.09 per share, to support facilities expansion and resources globally, as well as OEM development efforts. Westport expects $6.0 million of research and development costs incurred during the quarter to be reimbursed upon completion of milestones.
•	Acquired BAF Technologies, Inc. (BAF) and its subsidiary, ServoTech Engineering, Inc. (ServoTech), from Clean Energy Fuels Corp. (Clean Energy) to expand Ford product portfolio and dealership coverage; and entered a new co-marketing agreement with Clean Energy to increase the penetration of natural gas vehicles.
•	Volvo Car Group unveiled its new Volvo V60 Bi-Fuel that will be launched in October in Sweden, and Westport will be supplying the natural gas fuel systems to Volvo Car Group.
•	Launched a liquefied natural gas (LNG) tender product solution with an order for four tenders from Canadian National Railway (CN).
•	Announced an agreement with GAZ Group to design and develop spark ignited natural gas systems for a new range of GAZ Group compressed natural gas (CNG) commercial vehicles utilizing Westport's new WP580 Engine Management System (EMS).

"Cummins Westport had a record quarter with $78.0 million in revenue, or a 38% year-over-year growth, and shipped over 2,700 engines," said David Demers, CEO of Westport. "CWI volume in North America grew by 25% with strength in all segments but significant growth in trucking, including the launch of the Cummins Westport ISX12 G in April. Interest in this new engine continues to be strong as large fleets begin to test natural gas in their operations. This opens up opportunities for the new Westport iCE PACKTM LNG Tank System that is optimized for spark-ignited engines. With the 400HP version of the Cummins Westport ISX12 G in production this month, we expect CWI to see continued strong growth in the trucking segment."

"International markets including China and Russia are also seeing strong growth. Weichai Westport delivered another phenomenal quarter with nearly 12,500 engines shipped in the second quarter, and close to 21,000 engines year-to-date. Revenue is up 144% so far in 2013 compared to the first two quarters last year."

"Westport has progressed from a proof-of-concept company to a company with a growing range of products and customers. We are optimizing a vertically integrated approach with OEMs to achieve economies of scale in production with Westport technology. We are negotiating supply agreements for Westport HPDI products in the China market. To ensure Westport and its shareholders achieve the best possible outcome, we expect to push the anticipated revenue for HPDI in China beyond 2013. With the deferral of HPDI-based revenue in China combined with the launch of the Cummins Westport ISX 12G in trucking, for which we recognize the income stream only, we are changing Westport's revenue outlook for 2013, excluding joint ventures' revenues, to $160 million to $180 million from the previous range of $180 to $200 million. That said, we have not changed our outlook for breakeven on an EBITDA basis for our business units by the end of 2014, and for Westport overall by 2015. As noted above, Westport recognizes the income from the joint ventures, just not the revenue, and expects the income stream to increase in coming quarters. As new products expand our Westport portfolio and as critical mass begins to develop across our markets we expect revenue to become less volatile."

"We welcome Nancy Gougarty as our newly appointed President and Chief Operating Officer. Nancy brings great operating experience from her global career in the automotive industry and we expect her leadership will help move us quickly forward as we transition from our market creation phase to profitable commercial operations."

Second Quarter Fiscal Year 2013 Financial Highlights

	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
($ in millions, except per share amounts)	2013	2012		2013	2012
Consolidated revenues	$ 34.9	$ 49.1	(29%)	$ 64.9	$ 85.0	(24%)
Consolidated gross margin	8.3	23.1	(64%)	16.3	31.9	(49%)
Consolidated gross margin percentage	23.8%	47.0%	-	25.1%	37.5%	-
Operating expenses (Research and development, general and administrative and sales and marketing)	44.8	34.1	31%	84.3	66.1	28%
Income from unconsolidated joint ventures	4.6	4.6	-	6.3	10.1	(38%)
Consolidated adjusted EBITDA (The reconciliation of adjusted EBITDA is described below)	(27.8)	(3.6)	672%	(54.1)	(17.5)	209%
Total employees	1,169	935	25%	1,169	935	25%
Cash and short-term investments balance	135.3	276.0	(51%)	135.3	276.0	(51%)
Net loss	(33.9)	(6.1)	456%	(65.7)	(28.7)	129%
Net loss per share	(0.61)	(0.11)	455%	(1.18)	(0.54)	119%

•	Westport product revenue, excluding joint ventures' revenues, for the quarter ended June 30, 2013 was $32.5 million, a decrease of $1.8 million, or 5.2%, from $34.3 million for the quarter ended June 30, 2012. The decrease is primarily due to lower sales in Europe and Thailand, which affected the Applied Technologies business, partially offset by strength in China and Russia, and lower Westport 15L sales. Westport parts revenue for the quarter ended June 30, 2013 was $1.1 million, an increase of $0.4 million, or 57%, from $0.7 million for the quarter ended June 30, 2012. Service and other revenue was $1.3 million for the quarter ended June 30, 2013 compared with $14.1 for the same period last year, which the prior year period included a one-time license revenue of $8.0 million. Service revenue represents revenue earned under Westport's development agreements during the quarter.
•	Research and development expenses were $23.9 million for the quarter ended June 30, 2013, an increase of $5.8 million from $18.1 million in the same period last year. These expenses are focused on near-term product launches including the Westport iCE PACK LNG Tank System, Westport LNG Tender, and development of the Westport WP580 EMS; and product development agreements with global OEMs.
•	Selling, general and administrative expenses were $20.9 million for the quarter ended June 30, 2013, an increase of $5.0 million from $15.9 million in the same period last year primarily due to an increase in resources, facilities and global market development activities.
•	Westport consolidated net loss for the quarter ended June 30, 2013 increased due primarily to a reduction in service and other revenue of $12.8 million, or $0.23 per share; increased investments in product development activities of $5.8 million, or $0.10 per share; and higher SG&A costs of $5.0 million, or $0.09 per share, to support facilities expansion and resources globally, as well as OEM development efforts. Included in the net loss is a $3.4 million net foreign exchange gain attributed mainly to the movement in the Canadian dollar relative to the U.S. dollar, which is unrealized. Excluding this impact, Westport consolidated net loss and net loss per share for the quarter ended June 30, 2013 was $37.3 million and $0.67, respectively.
•	For the quarter ended June 30, 2013, Westport reported a consolidated adjusted EBITDA loss of $27.8 million compared with a loss of $3.6 million in the prior year period. The increase in EBITDA loss is a result of lower service and other revenue and increased operating costs described above. The reconciliation of adjusted EBITDA is described below.

Financial Outlook for 2013
Based on a confluence of factors, Westport has changed its revenue outlook to between $160 million and $180 million for the calendar year ended December 31, 2013. The factors include but are not limited to: uncertainty in product launch timing in China; product mix in natural gas truck market favouring the Cummins Westport ISX12 G compared to the Westport 15L product, which no revenue is reported on the ISX12 G sales; the delay in 2013 incentives for natural gas cars in Sweden; continued economic uncertainty in key markets; and the launch of the Volvo V60 resulting in some customers deferring orders until the new model is delivered. Westport's previous revenue outlook was between $180 and $200 million for the calendar year ended December 31, 2013.

Applied Technologies Business Unit

Applied Technologies	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
($ in millions)	2013	2012		2013	2012
Revenue	$ 25.2	$ 27.8	(9%)	$ 48.5	$ 51.1	(5%)
Gross margin	7.1	8.2	(13%)	13.7	14.8	(7%)
Gross margin percentage	28.2%	29.5%	-	28.2%	29.0%	-
Operating expenses	4.9	3.4	44%	9.7	7.2	35%
Segment operating income *	2.2	4.8	(54%)	4.0	7.6	(47%)

*Segment operating income (loss) is calculated as gross margin less operating expenses.

•	Applied Technologies revenue for the quarter ended June 30, 2013 was $25.2 million, down $2.6 million from prior year period due primarily lower sales in Europe and Thailand, partially offset by increased sales in China and Russia.
•	Applied Technologies operating expenses for the quarter ended June 30, 2013 increased by $1.5 million compared to the prior year period primarily related to higher research and development costs.
•	Segment operating income for the quarter ended June 30, 2013 was $2.2 million, down $2.6 million as a result of the lower revenue and increased operating costs described above.

As part of product development efforts, Westport has begun to ship dual-fuel kits for medium- and heavy-duty applications. A leading beverage company in the Dominican Republic has integrated Westport's first dual-fuel kits in an International truck chassis. Dual-fuel technology is appealing in medium- and heavy-duty applications where natural gas infrastructure is not established.

Westport and GAZ Group, the leader of the Russian commercial vehicles market, are working together to design and develop spark ignited natural gas systems for GAZ's CNG buses, trucks, and commercial vehicles. Westport's new WP580 EMS will be applied to GAZ's YaMZ-530 4.4L and 6.6L diesel engines and will incorporate Westport proprietary components and technology. The first product is on track for commercial production in 2014.

Built upon the long-standing relationship with Westport, Tata Motors, India's largest automobile company, is also a key launch partner for the Westport WP580 EMS for their CNG commercial vehicles. Westport is already supplying Tata with the existing Westport WP560 EMS for certain medium-duty natural gas buses.  Tata's first CNG vehicle with the new Westport WP580 EMS will be launched in 2014.

On-Road Systems Business Unit

On-Road Systems	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
($ in millions)	2013	2012		2013	2012
Revenue	$ 8.4	$ 7.2	17%	$ 14.1	$ 19.8	(29%)
Gross margin	(0.1)	0.8	(113%)	0.3	3.0	(90%)
Gross margin percentage	(1.2%)	11.1%	-	2.1%	15.2%	-
Operating expenses	9.3	11.5	(19%)	18.8	24.0	(22%)
Segment operating loss	(9.4)	(10.7)	(12%)	(18.5)	(21.0)	(12%)

•	For competitive reasons, Westport will no longer disclose unit breakdown for the Westport 15L, WiNG Power System, and Volvo V70 bi-fuel systems. In the future Westport expects to provide unit counts on an aggregate market basis such as LNG trucks and automotive vehicles.
•	On-Road Systems gross margin and gross margin percentage for the quarter ended June 30, 2013 decreased primarily due to warranty provision increases on the Westport 15L product. Without these warranty adjustments, gross margin percentage would have been 17.9% for the three months and 17.0% for the six months ended June 30, 2013.
•	On-Road Systems operating expenses for the quarter ended June 30, 2013 decreased by $2.2 million or 19%.

At the NGV 2013 event in Gothenburg, Volvo Car Group unveiled its new Volvo V60 Bi-Fuel car, with the Westport-supplied system, that will be launched in October in Sweden. The new V60 will expand Volvo Car Group's Bi-Fuel product line, providing a new option for corporate and municipal fleet customers. The car can run on CNG/biomethane or petrol (gasoline) with a powerful 213 horsepower engine. The Bi-Fuel system offers a total driving range of 1,120 kilometers.

During the quarter, Westport acquired BAF and its subsidiary, ServoTech, subsidiaries of Clean Energy for $25 million in Westport stock. Westport believes that the amalgamation represents the largest position in the Ford Qualified Vehicle Modifier program with over 10 products combined and approximately 150 Ford authorized dealerships. The integration plan is underway and on track to achieve engineering, customer service, and sales synergies identified prior to the acquisition.

In addition, Westport and Clean Energy announced a $5 million joint marketing and sales program to grow the natural gas vehicle market, allowing Westport to provide purchase incentives for fleets, including fuel credits, and a commitment from Clean Energy to purchase Westport products.

In Canada, Westport is qualifying with Ford dealerships to offer the Ford F-Series Super Duty trucks with the Westport WiNG Power System. Westport is also taking orders for the newly launched Westport WiNG Power System for the Ford F-450 and F-550 pickup trucks.

The Westport iCE PACK LNG Tank System is on track for commercial production in the second half of this year. It is optimized for use with the Cummins Westport ISL G or the Cummins Westport ISX12 G engines. Westport continues to work with Clean Energy to bundle the Westport iCE PACK LNG Tank System and a long-term fuel contract into a package for qualified customers.

New Markets and Off-Road Systems Business Unit

New Markets and Off-Road Systems	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
($ in millions)	2013	2012		2013	2012
Revenue	$ -	$ -	-	$ -	$ -	-
Gross margin	-	-	-	-	-	-
Gross margin percentage	-	-	-	-	-	-
Operating expenses	3.5	3.0	17%	6.3	4.8	31%
Segment operating loss	(3.5)	(3.0)	17%	(6.3)	(4.8)	31%

•	The initial focus of the New Markets and Off-Road Systems business unit is on developing Westport HPDI-based large mine trucks and mainline locomotives, and bring Westport HPDI technology into new markets. Revenues are expected to come from product and component sales, the cryogenic vessels required to store the LNG, and the control systems which deliver fuel to the engine associated with such vehicles. The first revenue is expected to be recorded in the fourth quarter of 2013.
•	The increase in operating expenses is due primarily to higher general and administrative costs to support the development of this business.
•	Westport continues to collaborate with Caterpillar to develop an HPDI system for large mine trucks and locomotives.

Westport launched an LNG fuel Tender for locomotives with an order of four units from CN. With more than 10,000 gallons LNG capacity, the Westport LNG Tender provides longer range than a diesel locomotive, reducing the need for LNG refuelling infrastructure and refuelling stops. The first tender to supply fuel to an adjacent natural-gas powered locomotive is on track to be delivered in the fourth quarter of 2013.

Corporate and Technology Investments Business Unit

Corporate and Technology Investments	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
($ in millions)	2013	2012		2013	2012
Service revenue	$ 1.3	$ 14.1	(91%)	$ 2.3	$ 14.1	(84%)
Operating expenses	27.1	16.2	67%	49.5	30.1	64%
Segment operating loss	(25.8)	(2.1)	1129%	(47.2)	(16.0)	195%

•	Corporate and Technology Investments includes investments in new research and development programs, revenues and expenses related to development programs with OEMs, corporate oversight and general administrative duties.
•	Service revenue represents revenue earned under Westport's development agreements during the quarter.
•	Operating expenses increased by 67% primarily due to higher investments in research and development activities on new and existing development programs of $8.3 million and additional resources to support market development initiatives. Westport expects approximately $6.0 million of the research and development expenses incurred in the quarter to be reimbursed upon completion of milestones.

Cummins Westport Inc. Highlights

	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
($ in millions)	2013	2012		2013	2012
Units	2,716	1,972	38%	4,029	3,915	3%
Revenue	$ 78.0	$ 57.0	37%	$ 122.7	$ 109.7	12%
Gross margin	20.6	17.4	18%	32.8	37.1	(12%)
Gross margin percentage	26.4%	30.5%	-	26.7%	33.8%	-
Operating expenses	10.0	5.9	69%	20.8	10.6	96%
Segment operating income	10.6	11.5	(8%)	12.0	26.5	(55%)
Net income to Westport	3.3	3.6	(8%)	4.1	8.4	(51%)

•	CWI engine shipments for the quarter ended June 30, 2013 increased by 38% to 2,716 units compared with 1,972 units in the prior year period. The quarterly volumes in North America increased by 25% driven by higher sales in all segments but mainly truck and refuse applications. Growth in the trucking segment increased as a result of the launch of the ISX12 G heavy-duty truck engine in April. Internationally, CWI volumes increased as a result of a large shipment to an Asian customer.
•	The decrease in CWI gross margin percentage during the quarter was primarily due to mix of sales primarily from the sale of the ISX12 G engines, which have a low gross margin on product launch. In addition, warranty adjustments and net extended coverage claims of $5.1 million were recorded in the three months ended June 30, 2013, an increase of $0.3 million compared to the prior year period. Excluding the warranty impact on the ISL G, CWI gross margin percentage would have been 32.9%.
•	The increase in operating expenses is driven by research and development expenses related to the ISX12 G, ongoing product and reliability improvements for the ISL G, and the development of the ISB6.7 G.
•	Production of the 400HP version of the Cummins Westport ISX12 G has started, with initial deliveries to OEM customers scheduled in early August. Demand for the ISX12 G continues to be strong as large fleets such as UPS, Penske, Dillon Transportation and major shippers such as P&G have recently announced their plans to adopt natural gas trucks.
•	In addition to the previously announced plans to expand the LNG fuelling network made by Clean Energy, Blu, Shell, and TravelCenters of America, Love's and Trillium CNG have both announced plans to significantly expand their networks of CNG refuelling facilities sized for Class 8 trucks.
•	CWI's net income attributable to Westport was $3.3 million for the quarter ended June 30, 2013, compared with $3.6 million in the prior year period.

Weichai Westport Inc. Highlights

	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
($ in millions)	2013	2012		2013	2012
Units	12,410	5,331	133%	20,939	8,059	160%
Revenue	$ 152.5	$ 68.8	122%	$ 258.4	$ 106.0	144%
Gross margin	11.9	9.5	25%	19.0	15.7	21%
Gross margin percentage	7.8%	13.8%	-	7.4%	14.8%	-
Operating expenses	7.4	5.6	32%	11.1	9.8	13%
Segment operating income	4.5	3.9	15%	7.9	5.9	34%
Westport's 35% interest	1.3	1.1	18%	2.4	1.7	41%

•	In the second quarter of 2013, WWI increased sales by 122% compared to the same period last year as market demand for natural gas trucks and buses continues to increase.
•	The decrease in gross margin percentage is related primarily to product mix and aggressive efforts to penetrate new markets and build market share in China.
•	For the quarter ended June 30, 2013, shipment for trucking and bus applications increased by 167% and 8%, respectively, compared to the prior year period.

Non-GAAP Financial Measure; Adjusted EBITDA Results
Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational success since it ties closely to the unit's ability to generate sustained cash flows. Westport defines Adjusted EBITDA as net loss attributed to the Company before (a) income taxes, (b) depreciation and amortization, (c) interest expense, net, (d) amortization of stock-based compensation, and (e) unrealized foreign exchange loss (gain). The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing Westport's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect Westport's actual cash expenditures. Other companies may calculate similar measures differently than Westport, limiting their usefulness as comparative tools. Westport compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA only supplementally.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
Net loss	$(33.9)	$(6.1)	$(65.7)	$(28.7)
Provision for income taxes	0.3	0.8	0.6	1.6
Depreciation and amortization	3.8	2.7	7.4	5.2
Interest expense, net	1.3	1.0	2.5	2.4

EBITDA	(28.5)	(1.6)	(55.2)	(19.5)
Amortization of stock-based compensation	4.1	2.9	7.5	6.5
Unrealized foreign exchange gain	(3.4)	(4.9)	(6.4)	(4.5)

Adjusted EBITDA	$(27.8)	$(3.6)	$(54.1)	$(17.5)

Outlook
This press release includes financial outlook information for Westport and such information is being provided for the purpose of updating prior revenue disclosure and may not be appropriate for, and should not be relied upon for, other purposes.

Financial Statements & Management's Discussion and Analysis
To view Westport's full financials for the quarter ended June 30, 2013, please point your browser to the following link: http://www.westport.com/investors/financial

Live Conference Call & Webcast
Westport has scheduled a conference call for today, Thursday, August 1, 2013 at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results. The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/investors.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 1847. The replay will be available until August 8, 2013. Shortly after the conference call, the webcast will be archived on the Company's website and replay will be available in streaming audio.

About Westport Innovations Inc.
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

This press release contains forward-looking statements, including statements regarding the anticipated consolidated revenue and revenue growth of Westport for calendar year 2013, timing for launch and completion of milestones related to the engine products referenced herein, including but not limited to the 400HP CWI ISX12 G, the Westport iCE PACKTM LNG Tank System, the GAZ Group natural gas system, natural gas tender product, timing and expectations for future cash flows, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates,  the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
T 604-718-2046
invest@westport.com

CO: Westport Innovations Inc.

CNW 16:05e 01-AUG-13